===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------
                                 SCHEDULE 14D-1
           Tender Offer Statement Pursuant to Section 14(d)(1) of the
                             Securities Act of 1934
                 Under the Securities and Exchange Act of 1934

                             ---------------------
                             OLD STONE CORPORATION

                             ---------------------
                           (Name of Subject Company)

                           MANTICORE PROPERTIES, LLC
                             GOTHAM PARTNERS, L.P.
                           GOTHAM PARTNERS, II, L.P.

                                    (Bidder)

                    Common Stock, Par Value $1.00 Per Share
                         Cumulative Voting Convertible
              Preferred Stock, Series B, Par Value $1.00 Per Share

                             ---------------------
                         (Title of Class of Securities)

                                   680293107
                                   680293305

                             ---------------------
                     (CUSIP Number of Class of Securities)

                           William A. Ackman, Manager
                           Manticore Properties, LLC
                        110 East 42nd Street, 18th Floor
                            New York, New York 10017
                                 (212) 286-0300

                                with copies to:
                               Morris Orens, Esq.
                   Shereff, Friedman, Hoffman & Goodman, LLP
                                919 Third Avenue
                            New York, New York 10022
                           Telephone: ( 212) 758-9500

          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidder)


                           CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
TRANSACTION VALUATION *                              AMOUNT OF FILING FEE**
   $12,433,831.00                                          $2,486.77
-------------------------------------------------------------------------------

* Based on the offer to purchase 8,246,175 shares of Common Stock of the Subject Company at $1.00 cash per share and 1,046,914 shares of Preferred Stock of the Subject Company at $4.00 cash per share.

**       1/50 of 1% of Transaction Value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing:

                  Amount Previously Paid:   N/A      Filing Party:     N/A
                  Form or Registration No.: N/A      Date Filed"       N/A


Note: The remainder of this cover page is only to be completed if the Schedule 14D-1 (or amendment thereto) is being filed, inter alia, to satisfy the reporting requirements of section 13(d) of the Securities Exchange Act of 1934. See General Instructions D, E and F to Schedule 14D-1.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 14D-1
-------------------------------------------------------------------------------
                  680293107                                  Page 2 of    Pages
CUSIP No.         680293305
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Manticore Properties, LLC (133974831)
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    0
-------------------------------------------------------------------------------
8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES*                                                            [ ]
-------------------------------------------------------------------------------
9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                                    NA
-------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON*
                                    OO
-------------------------------------------------------------------------------

                                 SCHEDULE 14D-1
-------------------------------------------------------------------------------
                  680293107                                  Page 3 of    Pages
CUSIP No.         680293305
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Gotham Partners, L.P. (133700768)
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------------------------------------------------------------------------------
7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    0
-------------------------------------------------------------------------------
8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES*                                                            [ ]

-------------------------------------------------------------------------------
9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                                    N.A.
-------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON*
                                    PN
-------------------------------------------------------------------------------

                                 SCHEDULE 14D-1
-------------------------------------------------------------------------------
                  680293107                                  Page 4 of    Pages
CUSIP No.         680293305
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Gotham Partners II, L.P. (133863925)
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------------------------------------------------------------------------------
7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    0
-------------------------------------------------------------------------------
8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

-------------------------------------------------------------------------------
9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    N.A.
-------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON*
                                    PN
-------------------------------------------------------------------------------

                                 Schedule 14D-1

                             Old Stone Corporation

         This statement on Schedule 14D-1 (this "Statement") relates to the offer by Manticore Properties, LLC, a Delaware limited liability company (the "Purchaser"), wholly-owned by Gotham Partners, L.P., a New York limited partnership and Gotham Partners II, L.P., a New York limited partnership (together, the "Funds"), to purchase any and all shares of Common Stock, par value $1.00 per share (the "Common Shares") and any and all shares of Cumulative Voting Convertible Preferred Stock, Series B, par value $1.00 per share (the "Preferred Shares" and together with the Common Shares, the "Shares") of Old Stone Corporation, a Rhode Island corporation (the "Company"), at a price of $1.00 per Common Share and $4.00 per Preferred Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 1997 (the "Offer to Purchase"), and in the two related Letters of Transmittal, copies of which are attached hereto as Exhibits (a) (1), (a) (2) and (a) (3), respectively (which collectively constitute the "Offer").

ITEM 1.           SECURITY AND SUBJECT COMPANY.

                  (a) The name of the subject company is Old Stone Corporation, a Rhode Island corporation, and the address of its principal executive offices is Four Davol Square, Suite 320, Providence, Rhode Island 02903.

                  (b) - (c) The class of securities to which this statement relates is the Common Stock, par value $1.00 per share, of the Company, and the Cumulative Voting Convertible Preferred Stock, Series B par value $1.00 per share. The information set forth in the Introduction and Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) - (d); (g) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of the Purchaser and the Funds, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

                  (e) - (f) During the last five years, none of the Purchase or the Funds or, to the best of the Purchaser's knowledge, any of the directors or executive officers of the Purchaser or the Funds has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3.           PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE
                  SUBJECT COMPANY.

                  (a) - (b) The information set forth in Section 9 and Section 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

                  (b) - (c) None.

ITEM 5.           PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
                  BIDDER.

                  (a) - (g) The information set forth in the Introduction and Sections 7 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (a) - (b) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 7.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S
                  SECURITIES.

                  The information set forth in the Introduction and Sections 9, 10 and 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9.           FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

                  Not applicable.

ITEM 10.          ADDITIONAL INFORMATION.

                  (a) Not applicable.

                  (b) - (c) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

                  (d) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

                  (e) Not applicable.

                  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.


  Exhibit
  Number                            Exhibit
  ------                            -------
  (a)(1)       Offer to Purchase, dated November 14, 1997.
  (a)(2)       Letter of Transmittal with respect to Common Shares.
  (a)(3)       Letter of Transmittal with respect to Preferred Shares.
  (a)(4)       Notice of Guaranteed Delivery for Common Shares.
  (a)(5)       Notice of Guaranteed Delivery for Preferred Shares.
  (a)(6) Letter from Beacon Hill Partners, Inc. to brokers, dealers, banks, trust companies and nominees.
  (a)(7) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.
  (a)(8) Letter from Beacon Hill Partners, Inc. to Old Stone Corporation Stock Ownership Plan Trustee
  (a)(9) Letter from Old Stone Corporation Stock Ownership Plan Trustee to Plan participants.
  (a)(10) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
  (a)(11)      Summary Advertisement, dated November 14, 1997.

Exhibit
Number             Exhibit
------             -------
(b)                None.
(c)                None.
(d)                None.
(e)                Not applicable.
(f)                None.

                                  SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 1997              MANTICORE PROPERTIES, LLC

                                       By: /s/ William A. Ackman
                                          ------------------------------------
                                             Name:  William A. Ackman
                                             Title:  Manager


                                       GOTHAM PARTNERS, L.P.

                                       By:  Section H Partners, L.P.,
                                               its general partner

                                       By:  Karenina Corporation,
                                               a general partner of Section H
                                               Partners, L.P.

                                       By: /s/ William A. Ackman
                                          ------------------------------------
                                             Name:  William A. Ackman
                                             Title:  President


                                       GOTHAM PARTNERS II, L.P.

                                       By:  Section H Partners, L.P.,
                                               its general partner

                                       By:  Karenina Corporation,
                                               a general partner of Section H
                                               Partners, L.P.

                                       By: /s/ William A. Ackman
                                          ------------------------------------
                                             Name:  William A. Ackman
                                             Title:  President

                             INDEX OF EXHIBITS


                                                                 Sequentially
Exhibit                                                            Numbered
Number                      Exhibit                                  Pages
------                      -------                                  -----
(a)(1)  Offer to Purchase, dated November 14, 1997.
(a)(2)  Letter of Transmittal with respect to Common Shares.
(a)(3)  Letter of Transmittal with respect to Preferred Shares.
(a)(4)  Notice of Guaranteed Delivery for Common Shares.
(a)(5)  Notice of Guaranteed Delivery for Preferred Shares.
(a)(6) Letter from Beacon Hill Partners, Inc. to brokers, dealers, banks, trust companies and nominees.
(a)(7) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.
(a)(8)  Letter from Beacon Hill Partners, Inc. to Old Stone
        Corporation Stock Ownership Plan Trustee
(a)(9)  Letter from Old Stone Corporation Stock Ownership Plan
        Trustee to Plan participants.
(a)(10) IRS Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9.
(a)(11) Summary Advertisement, dated November 14, 1997.
(b)     None.
(c)     None.
(d)     None.
(e)     Not applicable.
(f)     None.